Exhibit 23

Consent of Independent Auditors

                We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 333-44884, 333-74612, 333-98191 and 333-116295) pertaining to the 1998 Stock Incentive Plan, the 2000 Outside Director Stock Option Plan, the 2000 Employee Stock Purchase Plan, the 2001 Non-Officer, Non-Director Employee Stock Incentive Plan and the 2004 Stock Incentive Plan of The Medicines Company of our reports dated March 11, 2005 with respect to the consolidated financial statements and schedule of The Medicines Company, The Medicines Company’s management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of The Medicines Company, in each case as included in Item 15 (a) of this Annual Report (Form 10-K) for the year ended December 31, 2004.

Metro Park, NJ	/s/ Ernst & Young LLP
March 11, 2005